UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

June 28, 2024

(Date of Report (Date of earliest event reported))

Cub Crafters, Inc.
(Exact name of registrant as specified in its charter)

Delaware	91-1351852
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1918 South 16th Avenue, Yakima, WA	98903
(Address of principal executive offices)	(ZIP Code)

509-248-9491

(Registrant’s telephone number, including area code)

Series A Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 4. Changes in Issuer’s Certifying Accountant.

(a) Dismissal of Independent Accounting Firm

On April 11, 2025 the board of directors (the “Board”) of Cub Crafters, Inc. (the “Company”) approved and ratified the appointment of dbbmckennon LLC (“dbb”) as the Company’s independent accounting firm for the fiscal year ending December 31, 2024. In connection with its selection of dbb, the Board approved the dismissal of its former independent accounting firm, McNamara and Associates, LLC (“McNamara”).

McNamara’s audit reports on the Company’s financial statements for the fiscal years ended December 31, 2023 and December 31, 2022 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to any uncertainty, audit scope or accounting principle.

During the fiscal years ended December 31, 2023 and December 31, 2022 and through the subsequent date of dismissal, there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and McNamara on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to McNamara’s satisfaction, would have caused McNamara to make reference to the matter in their report. During the fiscal years ended December 31, 2023 and December 31, 2022 and through the subsequent date of dismissal there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

The Company has provided McNamara with a copy of this Current Report on Form 1-U and requested that it provide the Company with a letter addressed to the SEC indicating whether or not McNamara agrees with the disclosures contained herein and, if not, the respects in which it is not in agreement. A copy of McNamara’s letter, dated April 15, 2025, is filed as Exhibit 9.1 to this Current Report on Form 1-U.

(b) Appointment of Independent Accounting Firm

On April 11, 2025 the Board approved and ratified the appointment of dbb as the Company’s new independent accounting firm. Neither the Company nor anyone acting on its behalf has consulted with dbb regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that dbb concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue or (ii) any matter that was either the subject of a “disagreement” or “reportable event” (as each term is defined in Item 304(a)(1)(iv) and (v) of Regulation S-K, respectively).

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cub Crafters, Inc.

By:	/s/ Patrick Horgan
Name:	Patrick Horgan
Title:	Chief Executive Officer

Date: April 16, 2025

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EXHIBIT INDEX

Exhibit No.	Description
9.1	Letter from McNamara and Associates, April 15, 2025

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